UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

Commission File Number 001-32570

Entrée Gold Inc.

(Translation of registrant's name into English)

Suite 1201 - 1166 Alberni Street, Vancouver, BC V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Entrée Gold Inc. (the “Company”)

Suite 1201 - 1166 Alberni Street

Vancouver, BC V6E 3Z3

Item 2.	Date of Material Change

March 29, 2007

Item 3.	News Release

The News Release dated March 29, 2007 was disseminated via CCN Matthews.

Item 4.	Summary of Material Change

The Company reported that an updated mineral resource estimate has been completed for the northern extension of the Hugo North Deposit on the Copper Flats area of Company’s Lookout Hill property in Mongolia.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

For a full description of the material change, see Schedule “A”.

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Greg Crowe, President and CEO

604.687.4777

Item 9.	Date of Report

Dated at Vancouver, BC, this 29th day of March, 2007.

SCHEDULE “A”

ENTRÉE GOLD ANNOUNCES UPGRADED MINERAL RESOURCE ESTIMATE

FOR HUGO NORTH EXTENSION, LOOKOUT HILL, MONGOLIA

Vancouver, B.C., Thursday, March 29, 2007 - Entrée Gold Inc. (TSX: ETG; AMEX: EGI; Frankfurt: EKA – “Entrée” or the “Company”) announces that an updated mineral resource estimate has been completed for the northern extension of the Hugo North Deposit (the “Hugo North Extension”) on the Copper Flats area of Entrée’s Lookout Hill property in Mongolia. The Hugo North Extension is now estimated to host an Indicated Resource of 117 million tonnes averaging 1.8% copper and 0.61 grams per tonne (g/t) gold for a copper equivalent* grade of 2.19%. The contained metal in this Indicated Resource is estimated at 4.6 billion pounds of copper and 2.3 million ounces of gold. An additional Inferred Resource for this area is estimated at 95.5 million tonnes grading 1.15% copper and 0.31 g/t gold for a copper equivalent* grade of 1.35%, containing 2.4 billion pounds of copper and 950,000 ounces of gold. Both the Indicated and Inferred Resources use a 0.6% copper equivalent* cut-off grade. No consideration was made for metallurgical recoveries.

Table 1: Hugo North Extension Indicated and Inferred Mineral Resource on the Ivanhoe-Entrée Project Property as of February 20, 2007

Class	CuEq Cut-off	Tonnage (tonnes)	Copper (%)	Gold (g/t)	CuEq (%)	Contained Metal
						Cu (‘000 lb)	Au (oz)	CuEq('000 lb)
Indicated	3.5	22,300,000	3.68	1.43	4.59	1,809,000	1,030,000	2,257,000
	3.0	32,000,000	3.36	1.29	4.18	2,370,000	1,330,000	2,949,000
	2.5	42,400,000	3.08	1.17	3.83	2,879,000	1,590,000	3,580,000
	2.0	52,300,000	2.84	1.09	3.53	3,275,000	1,830,000	4,070,000
	1.5	65,400,000	2.56	0.96	3.17	3,691,000	2,020,000	4,571,000
	1.25	74,300,000	2.39	0.88	2.96	3,915,000	2,100,000	4,849,000
	1.0	84,800,000	2.22	0.80	2.73	4,150,000	2,180,000	5,104,000
	0.9	89,700,000	2.14	0.77	2.63	4,232,000	2,220,000	5,201,000
	0.8	96,700,000	2.04	0.72	2.50	4,349,000	2,240,000	5,330,000
	0.7	107,400,000	1.91	0.66	2.33	4,522,000	2,280,000	5,517,000
	0.6	117,000,000	1.80	0.61	2.19	4,643,000	2,290,000	5,649,000
	0.5	123,900,000	1.73	0.58	2.10	4,726,000	2,310,000	5,736,000
	0.4	130,300,000	1.67	0.55	2.02	4,797,000	2,300,000	5,803,000
	0.3	137,900,000	1.59	0.52	1.92	4,834,000	2,310,000	5,837,000
Inferred	3.5	1,400,000	3.32	1.03	3.98	102,000	50,000	123,000
	3.0	3,600,000	2.97	0.88	3.53	236,000	100,000	280,000
	2.5	5,900,000	2.68	0.87	3.23	349,000	170,000	420,000
	2.0	11,000,000	2.20	0.86	2.75	534,000	300,000	667,000
	1.5	29,100,000	1.73	0.58	2.10	1,110,000	540,000	1,347,000
	1.25	45,000,000	1.55	0.46	1.84	1,538,000	670,000	1,825,000
	1.0	62,200,000	1.39	0.39	1.64	1,906,000	780,000	2,249,000
	0.9	70,000,000	1.33	0.37	1.56	2,053,000	830,000	2,407,000
	0.8	78,300,000	1.27	0.34	1.49	2,192,000	860,000	2,572,000
	0.7	87,000,000	1.21	0.32	1.42	2,321,000	900,000	2,724,000
	0.6	95,500,000	1.15	0.31	1.35	2,421,000	950,000	2,842,000
	0.5	105,200,000	1.09	0.29	1.27	2,528,000	980,000	2,945,000
	0.4	127,600,000	0.96	0.26	1.13	2,701,000	1,070,000	3,179,000
	0.3	152,400,000	0.85	0.23	1.00	2,856,000	1,130,000	3,360,000

* Copper equivalent (CuEq) grades have been calculated using assumed metal prices (US$0.80/lb. for copper and US$350/oz. for gold); %CuEq = %Cu + [Au(g/t)x(11.25/17.64)]. The base case CuEq cut-off grade assumptions for the Hugo North Extension was determined using a cut-off grade applicable to mining operations exploiting similar deposits.

“The upgrading of this resource is extremely significant to Entrée as it completes the initial step towards outlining the economic viability of the Hugo North Extension deposit” said Greg Crowe, President and CEO of Entrée. “The rich Hugo North Extension on Entrée’s land and the adjoining Hugo North Deposit on Ivanhoe’s ground to the south are only part of a much larger regional mineralized system. The bulk of these highly prospective, untested areas lie within Entrée’s concessions surrounding Ivanhoe’s Oyu Tolgoi property and we eagerly anticipate the continued exploration of this vast system.”

The original Hugo North Extension Inferred Resource estimate was prepared in 2006 by Ivanhoe Mines Ltd. (NYSE: IVN; NASDAQ: IVN; TSX: IVN – “Ivanhoe”) under the supervision of AMEC Americas Limited (“AMEC”) (see Entrée’s news release of February 1, 2006). The 2006 Inferred Resource was estimated to be 190 million tonnes averaging 1.57% copper and 0.53 g/t gold (1.91% copper equivalent*), or approximately 6.6 billion pounds of copper and 3.2 million ounces of gold.

The 2007 mineral resource estimate is based on in-fill drilling conducted by Ivanhoe up to November 1, 2006 and on the interpretation of this data using three-dimensional (3D) block models and commercial mining software during 2006 and Q1 2007. The new estimate was prepared by AMEC.

Ivanhoe has the right to earn an 80% interest in mineral rights on the project area below a depth of 560 m. Accordingly, Entrée’s 20% interest is estimated to be 23.4 million tonnes (indicated), containing approximately 928 million pounds copper and 460,000 ounces gold, and 19.1 million tonnes (inferred), containing approximately 484 million pounds copper and 190,000 ounces gold. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

In the immediate area of the Hugo North Extension, the 2006 Inferred Resource estimate included the results of drilling up to and including holes EGD053, 053A and 053B, which intersected the mineralized body on Entrée’s ground approximately 625 m north of the joint Entrée-Ivanhoe project property boundary. The updated 2007 estimate was also calculated on the mineralized system in this area. Significantly, hole EGD081B, (see Entrée news release dated February 1, 2006) located approximately 750 m north of the 053 series of holes and almost 1,300 m north of the Entrée-Ivanhoe project property boundary, intersected 48 m averaging 0.45% copper and 0.02 g/t gold, commencing at a downhole depth of 1,724 m. The hole is believed to have located the top of the mineralized system, thereby extending the potential strike length of the Hugo North Extension mineralization at Copper Flats.

Similarly, the outlining of shallow, low-grade copper and gold mineralization in the Ulaan Khud Zone of Lookout Hill (see map at www.entreegold.com), almost 6.9 km north and along strike from the mineralization intersected in hole EGD081B, further attests to the regional nature of this mineralized porphyry system. The presence of mineralization this far to the north of the main Oyu Tolgoi deposits suggests that there is significant potential for the discovery of additional mineralization on Entrée’s ground. Entrée controls approximately 9 km of ground to the north of Ivanhoe’s Oyu Tolgoi concession as well as approximately 5 km to the south of Oyu Tolgoi on Entrée’s Javhlant concession. Both areas are part of the Entrée-Ivanhoe project property.

Ivanhoe currently has one drill operating on Entrée’s Javhlant concession, to look for additional mineralization along the geological trend that hosts Ivanhoe’s Oyu Tolgoi deposits.

QUALITY ASSURANCE AND CONTROL

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration and a Qualified Person as defined by National Instrument 43-101, is responsible for the preparation of technical information in this news release.

The new resource estimate was independently estimated in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves, as required by NI 43-101, under the direction of Dr. Harry Parker, P. Geo. Dr. Parker is an employee of AMEC and an independent qualified person, as defined by NI 43-101. Ivanhoe’s QA/QC program is monitored by independent consultant Dr. Barry Smee, P.Geo., and managed on site by Dale Sketchley, M.Sc., P.Geo. SGS Mongolia LLC prepares the split core at the project site and assays all samples at its facility in Ulaanbaatar, Mongolia. Prepared standards and blanks are inserted at the sample preparation lab on the project site to monitor the quality control of the assay data.

A technical report complying with the requirements of National Instrument 43-101 will be filed shortly and available for viewing on www.sedar.com.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. (www.entreegold.com) is a Canadian mineral exploration company focused on gold and copper prospects. The Company is a large landholder in Mongolia and has acquired an early-stage copper porphyry project in Arizona, USA.

Entrée holds a 100% interest in mineral concessions that comprise the 179,590-hectare Lookout Hill (Shivee Tolgoi) property, which completely surrounds the 8,500-hectare Turquoise Hill (Oyu Tolgoi) project of Ivanhoe Mines Ltd. (“Ivanhoe”).

Lookout Hill Earn-in Agreement

Under an “Earn-In Agreement” announced in October 2004, Ivanhoe has the right to earn an interest in approximately 40,000 hectares of Entrée’s Lookout Hill property. Details of the Earn-In Agreement are available on Entrée’s website at www.entreegold.com and on SEDAR at www.sedar.com. Drilling conducted by Ivanhoe as part of the Earn-In Agreement has confirmed the extension of the Hugo Dummett Deposit onto Lookout Hill.

Rio Tinto and Ivanhoe Investment in Entrée

Significant investments by Rio Tinto (NYSE: RTP; LSX: RIO; ASX: RIO – “Rio Tinto”) and Ivanhoe have contributed to Entrée’s treasury, which currently exceeds CDN$16 million. Entrée plans to use these funds to explore its wholly owned projects in Mongolia and Arizona, and to acquire and explore new projects globally. Ivanhoe and Rio Tinto are the largest shareholders of Entrée, holding approximately 15% and 9% of Entrée’s issued shares, respectively. They have the option to increase their positions to approximately 16% each, by exercising warrants at C$2.75 per share and C$3.00 per share.

Rio Tinto Investment in Ivanhoe

On October 18, 2006, Rio Tinto announced its plans to invest up to US$1.5 billion to acquire a 33.35% equity interest in Ivanhoe, for the purpose of funding the joint development of the Oyu Tolgoi copper-gold project in Mongolia. This is a major vote of confidence by one of the world’s pre-eminent mining companies in both the Oyu Tolgoi project and in Mongolia. Ivanhoe now has a strategic partner with sufficient capital resources to take the world’s richest porphyry copper-gold project to production.

Rio Tinto has also announced that it intends to join Ivanhoe in negotiations with the Mongolian government for a long-term investment agreement. Such an agreement would provide the basis for the financing and development of Oyu Tolgoi. The Mongolian Government appointed a “working group” in September 2006 to work with Ivanhoe for the preparation of an agreement for submission to the Mongolian government’s cabinet.

Trading

Entrée common shares trade on the TSX under the symbol “ETG”, on the AMEX under the symbol “EGI” and on the Frankfurt Stock Exchange under the symbol “EKA”.

FURTHER INFORMATION

Monica Hamm, Investor Relations

Entrée Gold Inc.

Tel: 604-687-4777

E-mail: mhamm@entreegold.com

or

Primoris Group

Tel: 866-368-7330

Email: ETG@primorisgroup.com

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC. (Registrant)
Date March 29, 2007
By: /s/ Hamish Malkin Hamish Malkin, Chief Financial Officer